LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, New Jersey 07302-3973

October 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4720

Re: Lord Abbett Securities Trust (the “Registrant”) (File Nos. 033-58846 and 811-07538)

Ladies/Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant, on behalf of its series, Lord Abbett Focused Mid Cap Value Fund (the “Fund”), hereby respectfully requests the withdrawal of Post-Effective Amendment No. 93 to the Registrant’s Registration Statement under the Securities Act solely as it relates to the Fund. Post-Effective Amendment No. 93 was filed on Form N-1A with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0000930413-18-003454) on November 18, 2018, pursuant to paragraph (a)(2) of Rule 485 under the Securities Act to register the Fund. Additionally, the Registrant is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Registrant’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below, but only insofar as they relate to the Fund. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 93 as it relates to the Fund.

Post-Effective Amendment Nos.	Filing Date
97	February 25, 2019
101	March 26, 2019
104	April 24, 2019
106	May 22, 2019
109	June 24, 2019
114	July 24, 2019
120	August 23, 2019
121	September 20, 2019
123	October 21, 2019
126	November 20, 2019
127	December 20, 2019
128	January 17, 2020
129	February 14, 2020
131	March 13, 2020

134	April 15, 2020
135	May 15, 2020
137	June 15, 2020
141	July 15, 2020
143	August 14, 2020
146	September 14, 2020
148	October 14, 2020
149	November 13, 2020
150	December 11, 2020
151	January 8, 2021
152	February 5, 2021
154	March 5, 2021
155	April 1, 2021
156	April 30, 2021
157	May 28, 2021
158	June 25, 2021
159	July 23, 2021
160	August 20, 2021
161	September 17, 2021
162	October 15, 2021
163	November 12, 2021
164	December 10, 2021
165	January 7, 2022
167	February 4, 2022
168	March 4, 2022
169	April 1, 2022
171	April 29, 2022
172	May 27, 2022
174	June 24, 2022
177	July 22, 2022
178	August 19, 2022
179	September 16, 2022

The Registrant is making this application for withdrawal of Post-Effective Amendment No. 93 as it relates to the Fund and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities of the Fund have been issued or sold in connection with Post-Effective Amendment No. 93 or any of the Delaying Amendments. As noted above, all of these withdrawals relate only to the Fund, and does withdraw or otherwise relate to the registration statement of any other series of the Registrant.

If you have any questions or comments, please do not hesitate to contact the undersigned at (201) 827-2181.

Sincerely,

LORD ABBETT SECURITIES TRUST, on behalf of
Lord Abbett Focused Mid Cap Value Fund

/s/ Linda Y. Kim

Linda Y. Kim

Vice President and Assistant Secretary

Lord Abbett Funds